UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 25 May 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTOR

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr. NA Chohan has traded in Gold Fields Limited shares on the open market. Details of the transactions are set out below.

Matching Shares and Restricted Shares:

The GFL Minimum Shareholding Requirement (MSR) policy requires all Executives to hold GFL shares for a minimum period of 5 (Five) years. Shareholders are advised that Mr. Chohan completed his minimum holding period on 17 May 2021 and shares under the policy are therefore fully vested.

Mr. Chohan had 26,360 (twenty six thousand, three hundred and sixty) Matching Shares and 16,298 (sixteen thousand, two hundred and ninety eight) Restricted Shares (collectively "the Shares") that vested on 17 May 2021. Mr Chohan sold 11,379 (eleven thousand, three hundred and seventy nine) number of Matching Shares; 7,020 (seven thousand and twenty) number of Restricted Shares; and retains the balance of 14,981(fourteen thousand, nine hundred and eighty one) Matching shares and 9,278 (nine thousand, two hundred and seventy eight) Restricted Shares in his personal capacity.

In terms of paragraph 3.66 of the Listings Requirements the necessary clearance to deal in the above securities has been obtained.

Name of Director	NA Chohan
Number of Matching Shares vested	26,360
Nature of transaction	On market sale of shares
Transaction Date	21 May 2021
Number of Matching Shares Traded	11,379 (eleven thousand, three hundred and seventy nine)
Class of Security	Ordinary Shares (Matching Shares)
Average Price per share	R 170.1557
Total Value	R 1,936,201.71
Nature of interest	Direct and Beneficial

Name of Director	NA Chohan
Number of Restricted Shares vested	16,298
Nature of transaction	On market sale of shares
Transaction Date	21 May 2021
Number of Restricted Shares Traded	7,020 (seven thousand and twenty)
Class of Security	Ordinary Shares (Restricted Shares)
Average Price per share	R 170.1557
Total Value	R 1,194,493.01
Nature of interest	Direct and Beneficial

25 May 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 25 May 2021

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer